UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ELECTRO-SENSORS, INC.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

285233102

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

CUSIP No. 285233102

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 403,982
	6	SHARED VOTING POWER 78,132
	7	SOLE DISPOSITIVE POWER 403,982
	8	SHARED DISPOSITIVE POWER 78,132
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,114
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 285233102

1		NAME OF REPORTING PERSONS Groveland Hedged Credit Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,265
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,265
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 285233102

1		NAME OF REPORTING PERSONS Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,867
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,867
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 285233102

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.10 per share, of Electro-Sensors, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.                      Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

●	Groveland Hedged Credit Master Fund Ltd., a Delaware corporation, wholly owned by Nicholas J. Swenson (“Groveland”).

●	Glenhurst Co., a Minnesota corporation, wholly owned by Nicholas J. Swenson (“Glenhurst”).

●	Nicholas J. Swenson, as the sole owner of Groveland and Glenhurst, and as an individual.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to the Schedule 13D Amendment No. 7 filed on February 15, 2013.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)           Shares of Common Stock held by Mr. Swenson as an individual.

(2)           Shares of Common Stock held in the name of Groveland in Mr. Swenson’s capacity as sole owner of Groveland.

(3)           Shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as sole owner of Glenhurst.

The principal business address of each of Mr. Swenson, Groveland and Glenhurst is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of Groveland and Glenhurst are engaged in various interests, including investments.

The principal employment of Mr. Swenson is (1) private investor; (2) serving as the Managing Member of various private investment companies, including Groveland; (3) serving as the Chief Executive Officer of Glenhurst; and (4) serving as Sole Managing Member and President of Groveland Capital, LLC, a Delaware Limited Liability Company and investment manager.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 285233102

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of Groveland and Glenhurst and the personal investment capital of Mr. Swenson.

Item 4.                      Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

A letter from Mr. Swenson to the Issuer’s board of directors regarding a potential tender for shares of the company and a request for a board seat is attached as Exhibit 2 to Amendment No. 9 to the Schedule 13D filed on March 15, 2013.

Mr. Swenson has not received a specific response to his March 14, 2013 letter to Brad Slye, Chairman & CEO of Electro-Sensors, Inc., nor did related questions directed to Mr. Slye at the Issuer’s annual meeting of shareholders on April 24, 2013 result in any direct response to the proposals in the March 14, 2013 letter.  While Mr. Swenson continues to believe the proposals are in the best interests of shareholders, Mr. Swenson is unable to proceed with the proposals without action by the Issuer.  Mr. Swenson hopes that the board can find a way to realize value for shareholders through their own course of action.

Except as set forth in this Item 4, Mr. Swenson has no present plans or proposal that relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of the instructions to Schedule 13D.  Mr. Swenson has reviewed in the past, and intends to continue to review in the future, his whole investment portfolio, including this Issuer, and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and the Issuer’s industry and general economic conditions, he may take those actions he feels appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares or changing his intentions with respect to any and all matters discussed in Item 4.

CUSIP No. 285233102

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 3,393,736 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended March 31, 2013) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Nicholas J. Swenson	403,982	11.9%
Groveland	52,265	1.5%
Glenhurst	25,867	0.8%
Total	482,114	14.2%

(b)           Because Mr. Swenson is the owner of Groveland and Glenhurst, he has the power to direct the affairs of Groveland and Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Groveland and Glenhurst.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with Groveland and Glenhurst with regard to those shares of Common Stock.

(c)           The Reporting Persons have made no purchases or sales in the last 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Other than the Joint Filing Agreement previously filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement*

2	Letter to Board of Directors dated March 14, 2013*

* Previously filed

CUSIP No. 285233102

SIGNATURE

After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  May 13, 2013

/s/ Nicholas J. Swenson
Nicholas J. Swenson

GROVELAND HEDGED CREDIT FUND, LLC

By:           /s/ Nicholas J. Swenson
Nicholas J. Swenson
Managing Member

GLENHURST CO.

By:           /s/ Nicholas J. Swenson
Nicholas J. Swenson
Chief Executive Officer